Pacific Drilling S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

ph / 00 352 278 58 139     fax / 00 352 278 58 140

web / www.pacificdrilling.com

March 22, 2019

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Karina Dorin

Re:	Pacific Drilling S.A. Registration Statement on Form F-3 (Registration No. 333-230231) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned registration statement on Form F-3 (File No. 333-230231) be accelerated to March 22, 2019 at 4:00 p.m. E.D.T. or as soon thereafter as may be practicable.

Sincerely,

Pacific Drilling S.A.

/s/ Lisa Manget Buchanan
By:	Lisa Manget Buchanan
Title:	SVP, General Counsel & Secretary

cc:   Dionne M. Rousseau, Jones Walker LLP